FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of August 2, 2017

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö   Form 40-F____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes         No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A.  Half-year report 2017-Interim management report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2017.

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

TENARIS S.A.
HALF-YEAR REPORT 2017

Tenaris S.A. Half-year report 2017-Interim management report

TABLE OF CONTENTS

INTERIM MANAGEMENT REPORT	3
COMPANY OVERVIEW	4
PRINCIPAL RISKS AND UNCERTAINTIES	5
BUSINESS OVERVIEW	7
RELATED PARTY TRANSACTIONS	13
MANAGEMENT CERTIFICATION	14
FINANCIAL INFORMATION	15
CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS	17
EXHIBIT	37
INVESTOR INFORMATION	38

Tenaris S.A. Half-year report 2017-Interim management report

INTERIM MANAGEMENT REPORT
CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	References in this half-year report to "the Company" are exclusively to Tenaris S.A., a Luxembourg public limited liability company (société anonyme).

•	References in this half-year report to "Tenaris", "we", "us" or "our" are to Tenaris S.A. and its consolidated subsidiaries.

•	References in this half-year report to "San Faustin" are to San Faustin S.A., a Luxembourg public limited liability company (société anonyme) and the Company's controlling shareholder.

•	"Shares" refers to ordinary shares, par value $1.00, of the Company.

•	"ADSs" refers to the American Depositary Shares, which are evidenced by American Depositary Receipts, and represent two Shares each.

•	"OCTG" refers to oil country tubular goods.

•	"tons" refers to metric tons; one metric ton is equal to 1,000 kilograms, 2,204.62 pounds, or 1.102 U.S. (short) tons.

•	"billion" refers to one thousand million, or 1,000,000,000.

•	"U.S. dollars", "US$", "USD" or "$" each refers to the United States dollar.

PURPOSE

This half-year report for the six-month period ended June 30, 2017 has been prepared in compliance with Article 4 of the Luxembourg Transparency Law of 11 January 2008, and should be read in conjunction with the annual report for the year ended December 31, 2016 (including the financial statements included therein) and the unaudited consolidated condensed interim financial statements included in this half-year report.

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

Accounting Principles

We prepare our consolidated financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and adopted by the European Union, or IFRS.

We publish consolidated financial statements expressed in U.S. dollars. The unaudited consolidated condensed interim financial statements included in this half-year report have been prepared in accordance with IAS 34, "Interim Financial Reporting". These unaudited consolidated condensed interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS. See Note 2 "Accounting Policies and Basis of Presentation" to our unaudited consolidated condensed interim financial statements included in this half-year report.

The unaudited consolidated condensed interim financial statements included in this half-year report have been reviewed by PricewaterhouseCoopers Société coopérative, Cabinet de révision agréé, for purposes of complying with the requirements of the different jurisdictions where the Company is publicly listed.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.
Rounding
Certain monetary amounts, percentages and other figures included in this half-year report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Tenaris S.A. Half-year report 2017-Interim management report

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This half-year report and any other oral or written statements made by us to the public may contain "forward-looking statements". Forward looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.

We use words such as "aim", "will likely result", "will continue", "contemplate", "seek to", "future", "objective",
"goal", "should", "will pursue", "anticipate", "estimate", "expect", "project", "intend", "plan", "believe" and words and terms of similar substance to identify forward-looking statements, but they are not the only way we identify such statements. All forward-looking statements are management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors include the risks related to our business discussed under "Principal Risks and Uncertainties", among them, the following:

•	our ability to implement our business strategy or to grow through acquisitions, joint ventures and other investments;

•	the competitive environment in our business and our industry;

•	our ability to price our products and services in accordance with our strategy;

•	our ability to absorb cost increases and to secure supplies of essential raw materials and energy;

•	our ability to adjust fixed and semi-fixed costs to fluctuations in product demand;

•	trends in the levels of investment in oil and gas exploration and drilling worldwide; and

•	general macroeconomic and political conditions and developments in the countries in which we operate or distribute pipes.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains or losses that may affect our financial condition and results of operations could differ materially from those that have been estimated. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this half-year report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation to, update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

COMPANY OVERVIEW

We are a leading global manufacturer and supplier of steel pipe products and related services for the world's energy industry and for other industrial applications. Our customers include most of the world's leading oil and gas companies as well as engineering companies engaged in constructing oil and gas gathering, transportation, processing and power generation facilities. Our principal products include casing, tubing, line pipe, and mechanical and structural pipes.

Over the last two decades, we have expanded our business globally through a series of strategic investments. We now operate an integrated worldwide network of steel pipe manufacturing, research, finishing and service facilities with industrial operations in the Americas, Europe, Asia and Africa and a direct presence in most major oil and gas markets.

Our mission is to deliver value to our customers through product development, manufacturing excellence, and supply chain management. We seek to minimize risk for our customers and help them reduce costs, increase flexibility and improve time-to-market. Our employees around the world are committed to continuous improvement by sharing knowledge across a single global organization.

For more information on the Company, including its competitive strengths, business segments and products see our annual report for the year ended December 31, 2016, and for a discussion and analysis of our financial condition and results of operations see "Business overview - Operating and Financial Review and Prospects" in this half-year report.

Tenaris S.A. Half-year report 2017-Interim management report

PRINCIPAL RISKS AND UNCERTAINTIES

We face certain risks associated to our business and the industry in which we operate. We are a global steel pipe manufacturer with a strong focus on manufacturing products and related services for the oil and gas industry. Demand for our products depends primarily on the level of exploration, development and production activities of oil and gas companies which is affected by current and expected future prices of oil and natural gas. Several factors, such as the supply and demand for oil and gas, and political and global economic conditions, affect, and may continue to affect, these prices. Furthermore, fluctuations in industry inventory levels may adversely affect our sales and revenues. When oil and gas prices fall, oil and gas companies are generally expected to hold or reduce purchases of additional steel pipe products. Performance may be further affected by changes in governmental policies, the impact of credit restrictions on our customers' ability to perform their payment obligations with us, and any adverse economic, political or social developments in our major markets. Furthermore, competition in the global market for steel pipe products may cause us to lose market share and hurt our sales and profitability. In addition, there is an increased risk that unfairly-traded steel pipe imports in markets in which Tenaris produces and sells its products may affect Tenaris's market share, deteriorate the pricing environment and hurt sales and profitability. Profitability may also be hurt if increases in the cost of raw materials, energy and other costs and limitations or disruptions to the supply of raw materials and energy, resulting in higher costs of production cannot be offset by higher selling prices or if the limited availability of such resources forces us to curtail production. Low levels of capacity utilization could also affect our results of operations and financial conditions. A recession in the developed countries, a cooling of emerging market economies or an extended period of below-trend growth in the economies that are major consumers of steel pipe products would likely result in reduced demand of our products, adversely affecting our revenues, profitability and financial condition.

We have significant operations in various countries, including Argentina, Brazil, Canada, Colombia, Italy, Japan, Mexico, Nigeria, Romania and the United States, and we sell our products and services throughout the world. Therefore, like other companies with worldwide operations, our business and operations have been, and could in the future be, affected from time to time to varying degrees by political, economic and social developments and changes in, laws and regulations. These developments and changes may include, among others, nationalization, expropriations or forced divestiture of assets; restrictions on production, imports and exports, interruptions in the supply of essential energy inputs; restrictions on the exchange or transfer of currency, repatriation of capital, or payment of dividends or other contractual obligations; inflation; devaluation; war or other international conflicts; civil unrest and local security concerns, including high incidences of crime and violence involving drug trafficking organizations that threaten the safe operation of our facilities and operations; direct and indirect price controls; tax increases and changes in the interpretation, application or enforcement of tax laws and other retroactive tax claims or challenges; changes in laws, norms and regulations; cancellation of contract rights; and delays or denials of governmental approvals. As a global company, a portion of our business is carried out in currencies other than the U.S. dollar, which is the Company's functional and presentation currency. As a result, we are exposed to foreign exchange rate risk, which could adversely affect our financial position and results of operations. In addition, we may be subject to regulatory risks associated with our import and export activities.

In May 2009, Venezuela nationalized the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. ("Tavsa") and, Matesi Materiales Siderúrgicos S.A ("Matesi"), and Complejo Siderúrgico de Guayana, C.A ("Comsigua"), in which the Company has a non-controlling interest (collectively, the "Venezuelan Companies"). On January 29, 2016, an arbitral award upheld Tenaris's claim that Venezuela had expropriated their investments in Matesi in violation of Venezuelan law as well as the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal, granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $172.8 million, payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment was made by then, post-award interest would apply at the rate of 9% per annum.

On December 12, 2016, an arbitral award upheld Tenaris's claim that Venezuela had expropriated their investments in Tavsa and Comsigua in violation of bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal, granted compensation in the amount of $137 million and ordered Venezuela to reimburse Tenaris $3.3 million in legal fees and ICSID administrative costs and to pay interest from April 30, 2008 until the day of effective payment at a rate equivalent to LIBOR + 4% per annum.

Tenaris S.A. Half-year report 2017-Interim management report

However, we can give no assurance that the Venezuelan government will pay a fair and adequate compensation for our interest in Tavsa, Matesi and Comsigua, or that any such compensation will be freely convertible into or exchangeable for foreign currency.For further information on the nationalization of the Venezuelan subsidiaries, see note 31 "Nationalization of Venezuelan Subsidiaries" to our audited consolidated financial statements for the year ended December 31, 2016 and note 16 "Nationalization of Venezuelan Subsidiaries" to our unaudited consolidated condensed interim financial statements as of June 30, 2017 included in this half-year report.

A key element of our business strategy is to develop and offer higher value-added products and services and to continuously identify and pursue growth-enhancing strategic opportunities. Even if we successfully implement our business strategy, it may not yield the expected results. We must necessarily base any assessment of potential acquisitions, joint ventures and investments, on assumptions with respect to operations, profitability and other matters that may subsequently prove to be incorrect. Failure to successfully implement our strategy, or to integrate future acquisitions and strategic investments, or to sell acquired assets or business unrelated to our business under favorable terms and conditions, could affect our ability to grow, our competitive position and our sales and profitability.

We may be required to record a significant charge to earnings if we must reassess our goodwill or other assets as a result of changes in assumptions underlying the carrying value of certain assets, particularly as a consequence of deteriorating market conditions. At June 30, 2017 we had $1,292 million in goodwill corresponding mainly to the acquisition of Hydril, in 2007 and Maverick, in 2006. If our management was to determine in the future that the goodwill or other assets were impaired, particularly as a consequence of deteriorating market conditions, we would be required to recognize a non-cash charge to reduce the value of these assets, which would adversely affect our results of operations.

Potential environmental, product liability and other claims arising from the inherent risks associated with the products we sell and the services we render, including well failures, line pipe leaks, blowouts, bursts and fires, that could result in death, personal injury, property damage, environmental pollution or loss of production could create significant liabilities for us. Environmental laws and regulations may, in some cases, impose strict liability (even joint and several strict liability) rendering a person liable for damages to natural resources or threats to public health and safety without regard to negligence or fault. In addition, we are subject to a wide range of local, provincial and national laws, regulations, permit requirements and decrees relating to the protection of human health and the environment, including laws and regulations relating to hazardous materials and radioactive materials and environmental protection governing air emissions, water discharges and waste management. Laws and regulations protecting the environment have become increasingly complex and more stringent and expensive to implement in recent years. The cost of complying with such regulations is not always clearly known or determinable since some of these laws have not yet been promulgated or are under revision. These costs, along with unforeseen environmental liabilities, may increase our operating costs or negatively impact our financial condition and profitability.

We conduct business in certain countries known to experience governmental corruption. Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our employees or representatives may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act, or FCPA.

As a holding company, our ability to pay cash dividends and make other payments to us depends on the results of operations and financial condition of our subsidiaries, which could be restricted by legal, contractual or other limitations, including exchange controls or transfer restrictions, and other agreements and commitments of our subsidiaries.

The Company's controlling shareholder may be able to take actions that do not reflect the will or best interests of other shareholders.

Tenaris S.A. Half-year report 2017-Interim management report

BUSINESS OVERVIEW

Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the related notes included in our annual report for the year ended December 31, 2016, and is based on, and should be read in conjunction with, the unaudited consolidated condensed interim financial statements for the six-month period ended June 30, 2017, included in this half-year report.

Certain information contained in this discussion and analysis and presented elsewhere in this half-year report, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. See "Cautionary Statement Concerning Forward-Looking Statements" in this half-year report. In evaluating this discussion and analysis, you should specifically consider the various risk factors identified in "Principal Risks and Uncertainties", other risk factors identified elsewhere in this half-year report and other factors that could cause results to differ materially from those expressed in such forward-looking statements.

Market Background and Outlook

The recovery in shale drilling in the USA and Canada continued at a rapid pace in the first half of the year but is now slowing down as some operators revise their drilling plans for the second half following a dip in oil prices below $50 per barrel in June. In the rest of the world, recovery remains more elusive, as oil and gas companies continue to focus on strengthening cash flow and their financial position. In Latin America, however, drilling activity in Argentina is starting to pick up with various operators moving forward with investments in the Vaca Muerta shale play, and recent offshore discoveries in Mexico will provide further impetus to the energy reform program.

In the second half, we expect growth in demand from Rig Direct™ customers in North America, supported by the start up of our Bay City mill, and in Argentina, while, in the third quarter, we will have slower sales in the Middle East and Europe. Pricing conditions continue to improve gradually but the recent rise in raw material costs will impact our cost of sales, dampening margin improvements. Our EBITDA should grow, particularly in the fourth quarter, when our volumes will be enhanced by shipments for East Mediterranean offshore gas pipelines.

Tenaris S.A. Half-year report 2017-Interim management report

Results of Operations

Unaudited consolidated condensed interim income statement

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Six-month period ended June 30,
	2017		2016
Continuing operations		%		%
Net sales	2,396,664	100.0	2,261,267	100.0
Cost of sales	(1,689,585)	(70.5)	(1,676,685)	(74.1)
Gross profit	707,079	29.5	584,582	25.9
Selling, general and administrative expenses	(621,563)	(25.9)	(612,008)	(27.1)
Other operating income (expense), net	1,988	0.1	(4,774)	(0.2)
Operating income (loss)	87,504	3.7	(32,200)	(1.4)
Finance Income	23,986	1.0	44,107	2.0
Finance Cost	(11,958)	(0.5)	(9,118)	(0.4)
Other financial results	(32,082)	(1.3)	(39,928)	(1.8)
Income (loss) before equity in earnings of non-consolidated companies and income tax	67,450	2.8	(37,139)	(1.6)
Equity in earnings of non-consolidated companies	65,401	2.7	30,339	1.3
Income (loss) before income tax	132,851	5.5	(6,800)	(0.3)
Income tax	54,602	2.3	3,975	0.2
Income (loss) for continuing operations	187,453	7.8	(2,825)	(0.1)
Discontinued operations
Result for discontinued operations	91,542	3.8	21,598	1.0
Income for the period	278,995	11.6	18,773	0.8

Attributable to:
Owners of the parent	279,651	11.7	4,895	0.2
Non-controlling interests	(656)	-	13,878	0.6
	278,995		18,773

Tenaris S.A. Half-year report 2017-Interim management report

Selected consolidated financial position data

Thousands of U.S. dollars (except number of shares)	June 30,	December 31,
	2017	2016
Current assets	5,083,952	4,817,154
Property, plant and equipment, net	6,124,342	6,001,939
Other non-current assets	3,017,790	3,032,765
Assets of disposal group classified as held for sale	-	151,417
Total assets	14,226,084	14,003,275

Current liabilities	1,947,513	1,713,036
Non-current borrowings	32,015	31,542
Deferred tax liabilities	536,157	550,657
Other non-current liabilities	263,090	276,874
Liabilities of disposal group classified as held for sale	-	18,094
Total liabilities	2,778,775	2,590,203

Capital and reserves attributable to the owners of the parent	11,341,154	11,287,417
Non-controlling interests	106,155	125,655
Equity	11,447,309	11,413,072
Total liabilities and equity	14,226,084	14,003,275
Number of shares outstanding	1,180,537	1,180,537

Tenaris S.A. Half-year report 2017-Interim management report

Six-month period ended June 30, 2017, compared to six-month period ended June 30, 2016

Summary

Our sales in the first half of 2017 increased 6% compared to the first half of 2016, mainly due to a strong increase in demand in the United States and Canada, partially offset by lower sales in South America and in the Middle East and Africa. EBITDA increased 36% to $399 million in the first half of 2017 compared to $292 million in the first half of the previous year, following an increase in sales and an improvement in the EBITDA margin, from 12.9% to 16.6%. EBITDA includes severance charges, due to the adjustment of the workforce, which amounted to $22 million in the first half of 2017 and $56 million in the first half of 2016. Net income attributable to owners of the parent during the first half of 2017 was $280 million or $0.47 per ADS, which compares with $5 million or $0.01 per ADS in the first half of 2016. The improvement in net income mainly reflects a better operating environment, where a 22% increase in shipments improved the utilization of production capacity and therefore the absorption of fixed costs, a reduction in severance costs, a positive income tax of $55 million reflecting primarily the effect of the Mexican peso revaluation on the tax base used to calculate deferred taxes at our Mexican subsidiaries which have the U.S. dollar as their functional currency, and a gain of $90 million from the sale of Republic Conduit.
Cash flow used in operations amounted to $7 million during the first half of 2017, including an increase in working capital of $365 million. Following a dividend payment of $331 million in May 2017, and capital expenditures of $294 million during the first half of 2017, we maintained a positive net cash position (i.e., cash, other current investments and fixed income investments held to maturity less total borrowings) of $1.1 billion at the end of June 2017, including the $328 million we collected from the sale of Republic Conduit.
The following table shows our net sales by business segment for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30 ,				Increase /
	2017		2016		Decrease
Tubes	2,260	94%	2,115	94%	7%
Others	137	6%	146	6%	(6%)
Total	2,397	100%	2,261	100%	6%

Tubes

The following table indicates for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Thousands of tons	For the six-month period ended June 30 ,		Increase /
	2017	2016	Decrease
Seamless	1,037	761	36%
Welded	170	226	(25%)
Total	1,207	987	22%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30 ,		Increase /
Net sales	2017	2016	Decrease
- North America	1,021	646	58%
- South America	430	595	(28%)
- Europe	247	295	(16%)
- Middle East & Africa	461	515	(10%)
- Asia Pacific	101	64	58%
Total net sales	2,260	2,115	7%
Operating income (loss)	76	(44)	(274%)
Operating income (loss) (% of sales)	3.4%	(2.1%)

Tenaris S.A. Half-year report 2017-Interim management report

Net sales of tubular products and services increased 7% to $2,260 million in the first half of 2017, compared to $2,115 million in the first half of 2016, as a result of a 22% increase in shipment volumes partially offset by a 13% decline in average selling prices. Sales grew due to a strong increase in demand in the USA and Canada, partially offset by lower sales in South America and in the Middle East and Africa. In the first half of 2017, the average number of active drilling rigs, or rig count, in the United States and Canada averaged 1,022, a 72% increase when compared to the 594 average in the first half of 2016. In the rest of the world the rig count declined 3% year on year, from 979 in the first half of 2016 to 948 in the first half of 2017.

Operating results from tubular products and services increased from a loss of $44 million in the first half of 2016, to a gain of $76 million in the first half of 2017. Results improved following a 22% increase in shipment volumes, increasing sales and the utilization of production capacity and therefore the absorption of fixed costs. Additionally, severance charges were lower as market conditions improved.

Others

The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30 ,		Increase /
	2017	2016	Decrease
Net sales	137	146	(6%)
Operating income	11	12	(6%)
Operating income (% of sales)	8.1%	8.0%

Net sales of other products and services decreased 6% to $137 million in the first half of 2017, compared to $146 million in the first half of 2016, mainly due to lower sales of industrial equipment in Brazil.
Operating income from other products and services decreased 6%, in line with the decline in sales as margins remained flat.
Selling, general and administrative expenses, or SG&A, amounted to $622 million in the first half of 2017 and $612 million in the first half of 2016, representing 26% of sales in 2017 and 27% in 2016. Direct selling expenses, like freights, increased due to higher shipment volumes and were partially offset by lower labor costs (lower severance costs). Amortization of intangibles also declined following the complete amortization of Hydril intangibles acquired ten years ago.

Financial results amounted to a loss of $20 million in the first half of 2017, compared to a loss of $5 million in the first half of 2016. The main reason for the loss in the first half of 2017 is an net foreign exchange transactions loss of $33 million, mainly due to the Euro appreciation on Euro denominated intercompany liabilities, fully offset in the currency translation reserve in equity.

Equity in earnings of non-consolidated companies generated a gain of $65 million in the first half of 2017, compared to a gain of $30 million in the first half of 2016. These results are mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax amounted to a gain of $55 million in the first half of 2017, compared to a gain of $4 million in the first half of 2016. In the first half of 2017 this result reflects primarily the effect of the Mexican peso revaluation on the tax base used to calculate deferred taxes at our Mexican subsidiaries which have the U.S. dollar as their functional currency.

Results attributable to non-controlling interests amounted to a loss of $1 million in the first half of 2017, compared to a gain of $14 million in the first half of 2016. Results during the first half of 2016 were mainly attributable to our pipe coating subsidiary in Nigeria.

Tenaris S.A. Half-year report 2017-Interim management report

Liquidity and Capital Resources

The following table provides certain information related to our cash generation and changes in our cash and cash equivalents position for the periods indicated below:

Millions of U.S. dollars	For the six-month period ended June 30 ,
	2017	2016
Net cash (used in) provided by operating activities	(7)	689
Net cash provided by (used in) investing activities	221	(98)
Net cash (used in) financing activities	(348)	(491)
(Decrease) increase in cash and cash equivalents	(133)	100

Cash and cash equivalents at the beginning of year	399	286
Effect of exchange rate changes	5	6
(Decrease) increase in cash and cash equivalents	(133)	100
Cash and cash equivalents at period end (net of overdrafts)	271	393

Cash and cash equivalents at period end (net of overdrafts)	271	393
Bank overdrafts	0	2
Other current investments	1,432	1,879
Fixed income investments held to maturity	279	329
Borrowings	(853)	(820)
Net cash	1,129	1,783

Net cash used in operations during the first half of 2017 amounted to $7 million (net of an increase in working capital of $365 million related to the increase in shipments and production), compared to net cash provided of $689 million in the first half of 2016 (including working capital reductions of $410 million).
Capital expenditures amounted to $294 million in the first half of 2017, compared to $441 million in the first half of 2016, as we continue progressing in the construction of the greenfield seamless facility in Bay City, Texas.
Following a dividend payment of $331 million in May 2017, our financial position at June 30, 2017, amounted to a net cash position (i.e., cash, other current investments and fixed income investments held to maturity less total borrowings) of $1.1 billion, including the $328 million we collected from the sale of Republic Conduit.

OTHER SIGNIFICANT EVENTS OF THE PERIOD

Annual General Meeting of Shareholders

On May 3, 2017, the Company's annual general shareholders' meeting approved all resolutions on its agenda.

Among other resolutions adopted at the meeting, the shareholders approved the consolidated financial statements as of and for the year ended December 31, 2016, and the annual accounts as at December 31, 2016, and acknowledged the related management and independent auditors' reports and certifications.

The meeting also approved the payment of a dividend for the year ended December 31, 2016, of $0.41 per share (or $0.82 per ADS), or approximately $484 million, which includes the interim dividend of $0.13 per share (or $0.26 per ADS) paid in November 2016. Tenaris paid the balance of the annual dividend in the amount of $0.28 per share ($0.56 per ADS), or approximately $331 million in May 2017.

The annual general meeting decided to increase the number of members of the board of directors to ten (10), by electing Mr. Yves Speeckaert and re-electing Messrs. Roberto Bonatti, Carlos Condorelli, Roberto Monti, Gianfelice Mario Rocca, Paolo Rocca, Jaime Serra Puche, Alberto Valsecchi, Amadeo Vázquez y Vázquez and Guillermo Vogel, each to hold office until the meeting that will be convened to decide on the 2017 accounts.

Tenaris S.A. Half-year report 2017-Interim management report

The board of directors subsequently confirmed and re-appointed Amadeo Vázquez y Vázquez, Jaime Serra Puche and Roberto Monti as members of Tenaris's audit committee, with Mr. Vázquez y Vázquez to continue as chairman. All three members of the audit committee qualify as independent directors under the articles and applicable law.

The meeting appointed PricewaterhouseCoopers Société coopérative, Cabinet de révision agréé (member firm of PwC International Limited) as Tenaris's independent auditors for the fiscal year ending December 31, 2017.

Sale of North American Electric Conduit Business to Nucor

On December 15, 2016, Tenaris entered into an agreement with Nucor Corporation (NC) pursuant to which it has sold to NC the steel electric conduit business in North America, known as Republic Conduit for an amount of $328 million (net of transaction costs). The sale was completed  on January 19, 2017,  with effect from January 20, 2017. The result of this transaction was an after-tax gain of $90 million, calculated as the net proceeds of the sale less the book value of net assets held for sale, the corresponding tax effect and related expenses.

RELATED PARTY TRANSACTIONS

Tenaris is a party to several related party transactions, which include, among others, purchases and sales of goods (including steel pipes, flat steel products, steel bars, raw materials, gas and electricity) and services (including engineering services and related services) from or to entities controlled by San Faustin or in which San Faustin holds significant interests. Material related party transactions are subject to the review of the audit committee of the Company's board of directors and the requirements of the Company's articles of association and Luxembourg law. For further detail on Tenaris's related party transactions, see Note 14 "Related party transactions" to our unaudited consolidated condensed interim financial statements included in this half-year report.

Tenaris S.A. Half-year report 2017-Interim management report

MANAGEMENT CERTIFICATION

We confirm, to the best of our knowledge, that:

1.
the unaudited consolidated condensed interim financial statements prepared in conformity with International Financial Reporting Standards included in this half year report, give a true and fair view of the assets, liabilities, financial position and profit or loss of Tenaris S.A. and its consolidated subsidiaries, taken as a whole; and

2.
the interim management report included in this half year report, includes a fair review of the important events that have occurred during the six-month period ended June 30, 2017, and their impact on the unaudited consolidated condensed interim financial statements for such period, material related party transactions and a description of the principal risks and uncertainties they face.

/s/ Paolo Rocca
Chief Executive Officer
Paolo Rocca
August 2, 2017

/s/ Edgardo Carlos
Chief Financial Officer
Edgardo Carlos
August 2, 2017

Tenaris S.A. Half-year report 2017-Interim management report

FINANCIAL INFORMATION

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

JUNE 30, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Tenaris S.A.

We have reviewed the accompanying consolidated condensed interim statement of financial position of Tenaris S.A. and its subsidiaries as of 30 June 2017, and the related consolidated condensed interim statements of income and of comprehensive income for each of the three-month and six-month periods ended 30 June 2017 and 2016, and the consolidated condensed interim statements of changes in equity and of cash flows for the six-month periods ended 30 June 2017 and 2016. These consolidated condensed interim financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated condensed interim financial statements for them to be in conformity with International Accounting Standard 34 "Interim Financial Reporting" as issued by the International Accounting Standards Board and adopted by the European Union.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position as of 31 December 2016, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for the year then ended (not presented herein), and in our report dated 22 February 2017, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated condensed interim statement of financial position as of 31 December 2016, is fairly stated in all material respects in relation to the consolidated statement of financial position from which it has been derived.

PricewaterhouseCoopers, Société coopérative                                  Luxembourg, 2 August 2017
Represented by

Fabrice Goffin

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT
(all amounts in thousands of U.S. dollars, unless otherwise stated)		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2017	2016	2017	2016
Continuing operations		(Unaudited)		(Unaudited)
Net sales	3	1,242,804	1,054,917	2,396,664	2,261,267
Cost of sales	4	(865,729)	(779,623)	(1,689,585)	(1,676,685)
Gross profit		377,075	275,294	707,079	584,582
Selling, general and administrative expenses	5	(327,132)	(333,160)	(621,563)	(612,008)
Other operating income (expense), net		1,547	(3,644)	1,988	(4,774)
Operating income (loss)		51,490	(61,510)	87,504	(32,200)
Finance Income	6	11,059	24,212	23,986	44,107
Finance Cost	6	(6,020)	(4,814)	(11,958)	(9,118)
Other financial results	6	(20,667)	(9,830)	(32,082)	(39,928)
Income (loss) before equity in earnings of non-consolidated companies and income tax		35,862	(51,942)	67,450	(37,139)
Equity in earnings of non-consolidated companies		30,201	18,612	65,401	30,339
Income (loss) before income tax		66,063	(33,330)	132,851	(6,800)
Income tax		7,357	10,416	54,602	3,975
Income (loss) for continuing operations		73,420	(22,914)	187,453	(2,825)

Discontinued operations
Result for discontinued operations	13	-	13,737	91,542	21,598
Income (loss) for the period		73,420	(9,177)	278,995	18,773

Attributable to:
Owners of the parent		74,524	(13,266)	279,651	4,895
Non-controlling interests		(1,104)	4,089	(656)	13,878
		73,420	(9,177)	278,995	18,773
Earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings (loss) per share (U.S. dollars per share)		0.06	(0.02)	0.16	(0.01)
Basic and diluted earnings (loss) per ADS (U.S. dollars per ADS) (1)		0.13	(0.05)	0.32	(0.03)
Continuing and discontinued operations
Basic and diluted earnings (loss) per share (U.S. dollars per share)		0.06	(0.01)	0.24	-
Basic and diluted earnings (loss) per ADS (U.S. dollars per ADS) (1)		0.13	(0.02)	0.47	0.01

 (1) Each ADS equals two shares.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)
Income (loss) for the period	73,420	(9,177)	278,995	18,773
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	62,347	11,769	90,297	102,463
Change in value of cash flow hedges	8,239	450	12,066	(5,734)
Income tax relating to components of other comprehensive income	-	-	23	-
Share of other comprehensive income of non-consolidated companies:
- Currency translation adjustment	(8,593)	14,652	(3,862)	8,005
- Changes in the fair value of derivatives held as cash flow hedges and others	4,662	(394)	4,652	(796)
	66,655	26,477	103,176	103,938
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	605	1,433	605	1,433
Income tax on items that will not be reclassified	(219)	(763)	(219)	(763)
Remeasurements of post employment benefit obligations of non-consolidated companies	(134)		1,461
	252	670	1,847	670
Other comprehensive Income for the period, net of tax	66,907	27,147	105,023	104,608
Total comprehensive income for the period	140,327	17,970	384,018	123,381
Attributable to:
Owners of the parent	141,090	14,032	384,287	109,388
Non-controlling interests	(763)	3,938	(269)	13,993
	140,327	17,970	384,018	123,381
Total comprehensive Income for the year
attributable to Owners of the parent arises from
Continuing operations	141,090	295	292,745	87,790
Discontinued operations	-	13,737	91,542	21,598
	141,090	14,032	384,287	109,388

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2016.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At June 30, 2017		At December 31, 2016
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	6,124,342		6,001,939
Intangible assets, net	9	1,761,686		1,862,827
Investments in non-consolidated companies	12	601,712		557,031
Available for sale assets		21,572		21,572
Other investments	10	284,738		249,719
Deferred tax assets		149,849		144,613
Receivables, net		198,233	9,142,132	197,003	9,034,704
Current assets
Inventories, net		1,988,820		1,563,889
Receivables and prepayments, net		186,950		124,715
Current tax assets		180,624		140,986
Trade receivables, net		1,024,453		954,685
Other investments	10	1,431,881		1,633,142
Cash and cash equivalents	10	271,224	5,083,952	399,737	4,817,154
Assets of disposal group classified as held for sale	13		-		151,417
Total assets			14,226,084		14,003,275
EQUITY
Capital and reserves attributable to owners of the parent			11,341,154		11,287,417
Non-controlling interests			106,155		125,655
Total equity			11,447,309		11,413,072
LIABILITIES
Non-current liabilities
Borrowings		32,015		31,542
Deferred tax liabilities		536,157		550,657
Other liabilities		220,176		213,617
Provisions		42,914	831,262	63,257	859,073
Current liabilities
Borrowings		820,850		808,694
Current tax liabilities		97,818		101,197
Other liabilities		215,587		183,887
Provisions		23,179		22,756
Customer advances		80,334		39,668
Trade payables		709,745	1,947,513	556,834	1,713,036
Liabilities of disposal group classified as held for sale	13		-		18,094
Total liabilities			2,778,775		2,590,203
Total equity and liabilities			14,226,084		14,003,275

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2016.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2016	1,180,537	118,054	609,733	(965,955)	(313,088)	10,658,136	11,287,417	125,655	11,413,072

Income (loss) for the period	-	-	-	-	-	279,651	279,651	(656)	278,995
Currency translation adjustment	-	-	-	89,886	-	-	89,886	411	90,297
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	386	-	386	-	386
Change in value of available for sale financial instruments and cash flow hedges, net of taxes	-	-	-	-	12,113	-	12,113	(24)	12,089
Share of other comprehensive income of non-consolidated companies	-	-	-	(3,862)	6,113	-	2,251	-	2,251
Other comprehensive income for the period	-	-	-	86,024	18,612	-	104,636	387	105,023
Total comprehensive income (loss) for the period	-	-	-	86,024	18,612	279,651	384,287	(269)	384,018
Acquisition of non-controlling interests	-	-	-	-	-	-	-	(31)	(31)
Dividends paid in cash	-	-	-	-	-	(330,550)	(330,550)	(19,200)	(349,750)
Balance at June 30, 2017	1,180,537	118,054	609,733	(879,931)	(294,476)	10,607,237	11,341,154	106,155	11,447,309

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
									(Unaudited)
Balance at December 31, 2015	1,180,537	118,054	609,733	(1,006,767)	(298,682)	11,110,469	11,713,344	152,712	11,866,056
Income for the period	-	-	-	-	-	4,895	4,895	13,878	18,773
Currency translation adjustment	-	-	-	102,348	-	-	102,348	115	102,463
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	670	-	670	-	670
Change in value of available for sale financial instruments and cash flow hedges, net of taxes	-	-	-	-	(5,734)	-	(5,734)	-	(5,734)
Share of other comprehensive income of non-consolidated companies	-	-	-	8,005	(796)	-	7,209	-	7,209
Other comprehensive income for the period	-	-	-	110,353	(5,860)	-	104,493	115	104,608
Total comprehensive income for the period	-	-	-	110,353	(5,860)	4,895	109,388	13,993	123,381
Acquisition of non-controlling interests	-	-	-	-	(5)	-	(5)	(472)	(477)
Dividends paid in cash	-	-	-	-	-	(354,161)	(354,161)	(4,311)	(358,472)
Balance at June 30, 2016	1,180,537	118,054	609,733	(896,414)	(304,547)	10,761,203	11,468,566	161,922	11,630,488

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of June 30, 2017 and 2016 there were 1,180,536,830 shares issued. All issued shares are fully paid.
(2) Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in available for sale financial instruments.
(3) The Distributable Reserve and Retained Earnings as of June 30, 2017 calculated in accordance with Luxembourg Law are disclosed in Note 11.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2016.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Six-month period ended June 30,
	Notes	2017	2016
Cash flows from operating activities		(Unaudited)

Income for the period		278,995	18,773
Adjustments for:
Depreciation and amortization	8 & 9	311,066	327,118
Income tax accruals less payments		(129,818)	(68,731)
Equity in earnings of non-consolidated companies		(65,401)	(30,339)
Interest accruals less payments, net		4,889	(12,906)
Changes in provisions		(19,920)	8,171
Income from the sale of Conduit business	13	(89,694)	-
Changes in working capital		(365,222)	410,232
Other, including currency translation adjustment		68,409	36,557
Net cash (used in) provided by operating activities		(6,696)	688,875

Cash flows from investing activities
Capital expenditures	8 & 9	(293,806)	(441,423)
Changes in advance to suppliers of property, plant and equipment		4,329	34,352
Proceeds from disposal of Conduit business	13	327,631	-
Investment in non-consolidated companies	12	-	(17,108)
Loan to non-consolidated companies	12	(9,006)	(23,848)
Investment in companies under cost method	10	(3,681)	-
Proceeds from disposal of property, plant and equipment and intangible assets		2,878	3,979
Dividends received from non-consolidated companies		22,971	20,674
Changes in investments in securities		170,071	325,682
Net cash provided by (used in) investing activities		221,387	(97,692)

Cash flows from financing activities
Dividends paid	7	(330,550)	(354,161)
Dividends paid to non-controlling interest in subsidiaries		(19,200)	(4,311)
Acquisitions of non-controlling interests		(31)	(477)
Proceeds from borrowings (*)		1,062,371	495,942
Repayments of borrowings (*)		(1,060,486)	(627,904)
Net cash (used in) financing activities		(347,896)	(490,911)

(Decrease) increase in cash and cash equivalents		(133,205)	100,272
Movement in cash and cash equivalents
At the beginning of the period		398,580	286,198
Effect of exchange rate changes		5,462	6,173
(Decrease) increase in cash and cash equivalents		(133,205)	100,272
At June 30,		270,837	392,643

		At June 30,
Cash and cash equivalents		2017	2016
Cash and bank deposits		271,224	394,351
Bank overdrafts		(387)	(1,708)
		270,837	392,643

 (*) Mainly related to the renewal of short-term local facilities carried out during the six-month period ending June 30, 2017 and 2016, respectively.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2016.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Dividend distribution
8	Property, plant and equipment, net
9	Intangible assets, net
10	Cash and cash equivalents and other investments
11	Contingencies, commitments and restrictions to the distribution of profits
12	Investments in non-consolidated companies
13	Net assets of disposal group classified as held for sale
14	Related party transactions
15	Category of financial instruments and classification within the fair value hierarchy
16	Nationalization of Venezuelan subsidiaries

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS
(In the notes all amounts are shown in U.S. dollars, unless otherwise stated)

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company's subsidiaries is included in Note 30 to the Company's audited Consolidated Financial Statements for the year ended December 31, 2016.

The Company's shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company's American Depositary Securities ("ADS") trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company's Board of Directors on August 2, 2017.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, "Interim Financial Reporting". The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2016. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2016, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standard Board ("IASB") and in conformity with IFRS as adopted by the European Union ("EU").

The preparation of Consolidated Condensed Interim Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris's subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

There were no changes in valuation techniques during the period and there have been no changes in any risk management policies since the year ended December 31, 2016.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

Following the sale of the steel electric conduit business in North America, known as Republic Conduit, the results of the mentioned business are presented as discontinued operations in accordance with IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations". Consequently, all amounts related to discontinued operations within each line item of the Consolidated Income Statement are reclassified into discontinued operations. The Consolidated Statement of Cash Flows includes the cash flows for continuing and discontinued operations, cash flows from discontinued operations and earnings per share are disclosed separately in Note 13, as well as additional information detailing net assets of disposal group classified as held for sale and discontinued operations.
None of the accounting pronouncements issued after December 31, 2016 and as of the date of these Consolidated Condensed Interim Financial Statements have a material effect on the Company's financial condition or result of operations.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

3 Segment information

Reportable operating segment

(all amounts in thousands of U.S. dollars)	(Unaudited)
Six-month period ended June 30, 2017	Tubes	Other	Total continuing operations	Total discontinued operations
IFRS - Net Sales	2,260,021	136,643	2,396,664	11,899
Management View - Operating (loss) income	(28,076)	11,826	(16,250)	3,372
· Differences in cost of sales and others	106,391	(857)	105,534	(918)
· Depreciation and amortization	(1,866)	86	(1,780)	-
IFRS - Operating income	76,449	11,055	87,504	2,454
Financial income (expense), net			(20,054)	(9)
Income before equity in earnings of non-consolidated companies and income tax			67,450	2,445
Equity in earnings of non-consolidated companies			65,401	-
Income before income tax			132,851	2,445

Capital expenditures	288,747	4,914	293,661	145
Depreciation and amortization	304,371	6,695	311,066	-

(all amounts in thousands of U.S. dollars)	(Unaudited)
Six-month period ended June 30, 2016	Tubes	Other	Total continuing operations	Total discontinued operations
IFRS - Net Sales	2,115,190	146,077	2,261,267	116,660
Management View - Operating income	23,386	14,347	37,733	32,074
· Differences in cost of sales and others	(96,857)	(2,710)	(99,567)	2,476
· Depreciation and amortization	29,526	108	29,634	-
IFRS - Operating (loss) income	(43,945)	11,745	(32,200)	34,550
Financial income (expense), net			(4,939)	(6)
(Loss) income before equity in earnings of non-consolidated companies and income tax			(37,139)	34,544
Equity in earnings of non-consolidated companies			30,339	-
(Loss) income before income tax			(6,800)	34,544

Capital expenditures	419,151	21,806	440,957	466
Depreciation and amortization	317,199	7,191	324,390	2,728

In the six-month period ended June 30, 2017, net income under management view amounted to $209.8 million, while under IFRS it amounted to $279.0 million. In addition to the amounts reconciled above, the main differences arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies and changes on the valuation of inventories according to cost estimation internally defined.

Geographical information

	(Unaudited)
(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Asia Pacific	Total continuing operations	Total discontinued operations
Six-month period ended June 30, 2017
Net sales	1,061,010	505,220	257,230	469,841	103,363	2,396,664	11,899
Capital expenditures	238,140	32,445	16,005	5,188	1,883	293,661	145
Depreciation and amortization	179,057	62,745	51,574	6,204	11,486	311,066	-

Six-month period ended June 30, 2016
Net sales	667,962	691,488	308,381	524,953	68,483	2,261,267	116,660
Capital expenditures	368,408	39,972	16,351	9,546	6,680	440,957	466
Depreciation and amortization	188,759	63,309	56,270	5,213	10,839	324,390	2,728

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

3 Segment information (Cont.)

Allocation of net sales to geographical information is based on customer location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company's country of incorporation (Luxembourg). For geographical information purposes, "North America" comprises Canada, Mexico and the United States; "South America" comprises principally Argentina, Brazil and Colombia; "Europe" comprises principally Italy, Norway and Romania; "Middle East and Africa" comprises principally Kazakhstan, United Arab Emirates, Nigeria and Saudi Arabia and "Asia Pacific" comprises principally Thailand, China and Japan.
4 Cost of sales
	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2017	2016
	(Unaudited)
Inventories at the beginning of the period	1,563,889	1,843,467

Plus: Charges of the period
Raw materials, energy, consumables and other	1,329,052	624,520
Services and fees	115,251	100,324
Labor cost	361,198	347,583
Depreciation of property, plant and equipment	183,741	184,365
Amortization of intangible assets	11,503	14,331
Maintenance expenses	75,540	61,898
Allowance for obsolescence	(8,319)	37,929
Taxes	8,924	7,483
Other	45,029	54,006
	2,121,919	1,432,439
Less: Inventories at the end of the period	(1,988,820)	(1,533,666)
From discontinued operations	(7,403)	(65,555)
	1,689,585	1,676,685

5 Selling, general and administrative expenses

	Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2017	2016
	(Unaudited)
Services and fees	69,476	63,149
Labor cost	221,689	247,604
Depreciation of property, plant and equipment	8,942	8,473
Amortization of intangible assets	106,880	119,949
Commissions, freight and other selling expenses	153,638	119,197
Provisions for contingencies	3,181	13,870
Allowances for doubtful accounts	(4,738)	(25,375)
Taxes	23,424	40,416
Other	41,112	41,280
	623,604	628,563
From Discontinued operations	(2,041)	(16,555)
	621,563	612,008

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

6 Financial results

(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
	2017	2016
	(Unaudited)
Interest Income	25,684	33,586
Net result on changes in FV of financial assets at FVTPL	(1,698)	10,521
Finance Income	23,986	44,107
Finance Cost	(11,958)	(9,118)
Net foreign exchange transactions results (*)	(33,057)	(19,019)
Foreign exchange derivatives contracts results (**)	(6,384)	(27,196)
Other	7,350	6,281
Other Financial results	(32,091)	(39,934)
Net Financial results	(20,063)	(4,945)
From discontinued operations	9	6
	(20,054)	(4,939)

(*)The six-month period ended June 2017 includes the negative impact from Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. Dollar, largely offset by an increase in currency translation adjustment reserve from an Italian subsidiary.
(**) The six-month period ended June 2016 includes the negative impact from Brazilian Real appreciation against the U.S. dollar on hedging instruments and of Cash and cash equivalent and Other investments denominated in U.S. dollar in subsidiaries which functional currency is the Brazilian real, partially offset by an increase in currency translation adjustment reserve from the Brazilian subsidiaries.

7 Dividend distribution

On May 3, 2017, the Company's Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid in November 23, 2016 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 24, 2017. In the aggregate, the interim dividend paid in November 2016 and the balance paid in May 2017 amounted to approximately $484.0 million.

On May 4, 2016 the Company's Shareholders approved an annual dividend in the amount of $0.45 per share ($0.90 per ADS). The amount approved included the interim dividend previously paid in November 25, 2015 in the amount of $0.15 per share ($0.30 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 25, 2016. In the aggregate, the interim dividend paid in November 2015 and the balance paid in May 2016 amounted to approximately $531.2 million.

8 Property, plant and equipment, net

(all amounts in thousands of U.S. dollars)	2017	2016
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	6,001,939	5,672,258
Currency translation adjustment	40,807	47,585
Additions (*)	275,690	423,780
Disposals	(2,100)	(7,567)
Transfers	689	2,099
Depreciation charge	(192,683)	(192,838)
At June 30,	6,124,342	5,945,317

(*) Mainly due to the progress in the construction of the greenfield seamless facility in Bay City, Texas.

9 Intangible assets, net

(all amounts in thousands of U.S. dollars)	2017	2016
	(Unaudited)
Six-month period ended June 30,
Opening net book amount	1,862,827	2,143,452
Currency translation adjustment	562	6,635
Additions	17,971	17,643
Disposals	(602)	(434)
Transfers	(689)	(604)
Amortization charge	(118,383)	(134,280)
At June 30,	1,761,686	2,032,412

10 Cash and cash equivalents and other investments

(all amounts in thousands of U.S. dollars)	At June 30,	At December 31,
	2017	2016
Cash and cash equivalents	(Unaudited)
Cash at banks	118,375	92,730
Liquidity funds	90,644	215,807
Short – term investments	62,205	91,200
	271,224	399,737

Other investments - current
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	630,821	782,029
Bonds and other fixed Income	800,321	841,638
Fund Investments	-	9,475
Others	739	-
	1,431,881	1,633,142
Other investments - Non-current
Bonds and other fixed Income	279,232	248,049
Others (*)	5,506	1,670
	284,738	249,719

 (*) Related to investments in companies under cost method.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

11 Contingencies, commitments and restrictions to the distribution of profits

Contingencies

This note should be read in conjunction with Note 25 to the Company's audited Consolidated Financial Statements for the year ended December 31, 2016.

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration litigation and settlement strategies. The Company believes that the aggregate provisions recorded for potential losses in these financial statements are adequate based upon currently available information. However, if management's estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris's results of operations, financial condition, net worth and cash flows.

Set forth below is a description of Tenaris's material ongoing legal proceedings:

▪	Tax assessment in Italy

Dalmine, an Italian subsidiary of Tenaris, received on December 24, 2012 a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. The assessment, which was for an estimated amount of EUR297 million (approximately $339 million), comprising principal, interest and penalties, was appealed with the first-instance tax court in Milan. In February 2014, the first-instance tax court issued its decision on this tax assessment, partially reversing the assessment and lowering the claimed amount to approximately EUR9 million (approximately $10.3 million), including principal, interest and penalties. On October 2, 2014, the Italian tax authorities appealed against the second-instance tax court decision on the 2007 assessment. On June 12, 2015, the second-instance tax court accepted Dalmine's defense arguments and rejected the appeal by the Italian tax authorities, thus reversing the entire 2007 assessment and recognizing that the dividend payment was exempt from withholding tax. The Italian tax authorities have appealed the second-instance tax court decision before the Supreme Court.

On December 24, 2013, Dalmine received a second tax assessment from the Italian tax authorities, based on the same arguments as those in the first assessment, relating to allegedly omitted withholding tax on dividend payments made in 2008 – the last such distribution made by Dalmine. Dalmine appealed the assessment with the first-instance tax court in Milan. On January 27, 2016, the first-instance tax court rejected Dalmine's appeal. This first-instance ruling, which held that Dalmine is required to pay an amount of EUR225 million (approximately $257 million), including principal, interest and penalties, contradicts the first and second-instance tax court rulings in connection with the 2007 assessment. Dalmine obtained the suspension of the interim payment that would have been due, based on the first-instance decision, through the filing with the tax authorities of a bank guarantee, and appealed the January 2016 ruling with the second-instance tax court. The hearing in the second instance tax court has been called on September 25, 2017.

Tenaris continues to believe that Dalmine has correctly applied the relevant legal provisions and based on, among other things, the tax court decisions on the 2007 assessment and the opinion of legal counsel, Tenaris believes that it is not probable that the ultimate resolution of either the 2007 or the 2008 tax assessment will result in a material obligation.

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares

In 2013, Confab Industrial S.A., a Brazilian subsidiary of the Company ("Confab")was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities that acquired a participation in Usiminas' control group in January 2012.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

11 Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares (Cont.)

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas' ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas' control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the court of appeals, which was rejected on July 19, 2017. CSN may still appeal to the Superior Court of Justice or the Federal Supreme Court. For further information on the CSN lawsuit, see Note 25 to the Consolidated Financial Statements for the year ended December 31, 2016.

Tenaris continues to believe that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above. Accordingly, no provision was recorded in these Consolidated Condensed Interim Financial Statements.

▪	Veracel Celulose Accident Litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. ("Veracel") in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. ("Itaú"), Veracel's insurer at the time of the Veracel accident, initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible in connection with the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claim that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel's personnel of the equipment supplied by Confab in violation of Confab's instructions. The two lawsuits have been consolidated, and are now being considered by the 6th Civil Court of São Caetano do Sul; however, each lawsuit will be adjudicated through a separate ruling. Both proceedings are currently at evidentiary stage.

On March 10, 2016, a court-appointed expert issued its report on certain technical matters concerning the Veracel accident. Based upon a technical opinion received from a third-party expert, in August 2016, Confab filed its objections to the expert's report. Other parties have also filed their observations and/or opinions concerning the expert's report, which are currently subject to the court examination. As of June 30, 2017, the estimated amount of Itaú's claim is approximately BRL78 million (approximately $23.6 million), and the estimated amount of Veracel's claim is approximately BRL49.7 million (approximately $15.0 million), for an aggregate amount BRL127.7 million ($38.6 million). The final result of this claim depends largely on the court's evaluation of technical matters arising from the expert's opinion and objections presented by Confab. No provision has been recorded in these Consolidated Condensed Interim Financial Statements.

▪	Petroamazonas Penalties

On January 22, 2016, Petroamazonas ("PAM"), an Ecuadorian state-owned oil company, imposed penalties to the Company's Uruguayan subsidiary, Tenaris Global Services S.A. ("TGS"), for its alleged failure to comply with delivery terms under a pipe supply agreement. The penalties amount to approximately $ 22.5 million as of the date hereof. Tenaris believes, based on the advice of counsel, that PAM has no legal basis to impose the penalties and that TGS has meritorious defenses against PAM. However, in light of the prevailing political circumstances in Ecuador, the Company cannot predict the outcome of a claim against a state-owned company and it is not possible to estimate the amount or range of loss in case of an unfavorable outcome.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

11 Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Contingencies (Cont.)

▪	Ongoing investigation

The Company has learned that Italian and Swiss authorities are investigating whether certain payments were made from accounts of entities presumably associated with affiliates of the Company to accounts controlled by an individual allegedly related with officers of Petróleo Brasileiro S.A. and whether any such payments were intended to benefit Confab. Any such payments could violate certain applicable laws, including the U.S. Foreign Corrupt Practices Act. The Company had previously reviewed certain of these matters in connection with an investigation by the Brazilian authorities related to "Operation Lava Jato" and the Audit Committee of the Company's Board of Directors has engaged external counsel in connection with a review of the alleged payments and related matters. In addition, the Company has voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice. The Company intends to share the results of this review with the appropriate authorities, and to cooperate with any investigations that may be conducted by such authorities. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company's business that may result from resolution of these matters.

Commitments

Set forth is a description of Tenaris's main outstanding commitments:

▪
A Tenaris company is a party to a contract with Nucor Corporation under which it is committed to purchase on a monthly basis a minimum volume of hot-rolled steel coils at prices that are negotiated annually by reference to prices to comparable Nucor customers. The contract became effective in January 2013 and will be in force until December 2017; provided, however, that either party may terminate the contract at any time after January 1, 2015 with a 12-month prior notice. Due to the weak pipe demand associated with the reduction in drilling activity, the parties entered into a temporary agreement pursuant to which application of the minimum volume requirements were suspended, and the company is temporarily allowed to purchase steel volumes in accordance with its needs. As of June 30, 2017, the estimated aggregate contract amount through December 31, 2017, calculated at current prices, is approximately $464.9 million.

▪
A Tenaris company entered into various contracts with suppliers pursuant to which it committed to purchase goods and services for a total amount of approximately $110.1 million related to the investment plan to expand Tenaris's U.S. operations with the construction of a state-of-the-art seamless pipe mill in Bay City, Texas. As of June 30, 2017 approximately $1,551 million had already been invested.

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2016, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2016	17,493,012
Total equity in accordance with Luxembourg law	19,401,336

At least 5% of the Company's net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company's share capital. As of June 30, 2017, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

11 Contingencies, commitments and restrictions to the distribution of profits (Cont.)

Restrictions to the distribution of profits and payment of dividends (Cont.)

At December 31, 2016, distributable amount under Luxembourg law totals $18.1 billion, as detailed below:

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2015 under Luxembourg law	18,024,204
Other income and expenses for the year ended December 31, 2016	(23,561)
Dividends approved	(507,631)
Retained earnings at December 31, 2016 under Luxembourg law	17,493,012
Share premium	609,733
Distributable amount at December 31, 2016 under Luxembourg law	18,102,745

12 Investments in non-consolidated companies

a)	Ternium

Ternium S.A. ("Ternium"), is a steel producer with production facilities in Mexico, Argentina, Colombia, United States and Guatemala and is one of Tenaris's main suppliers of round steel bars and flat steel products for its pipes business.

At June 30, 2017, the closing price of Ternium's ADSs as quoted on the New York Stock Exchange was $28.09 per ADS, giving Tenaris's ownership stake a market value of approximately $645.3 million (Level 1). At June 30, 2017, the carrying value of Tenaris's ownership stake in Ternium, based on Ternium's IFRS financial statements, was approximately $530.8 million.

b)	Usiminas

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries and it is Tenaris's principal supplier of flat steel in Brazil for its pipes and industrial equipment businesses.

As of June 30, 2017 the closing price of the Usiminas' ordinary and preferred shares, as quoted on the BM&FBovespa Stock Exchange, was BRL8.83 ($2.67) and BRL4.6 ($1.39), respectively, giving Tenaris's ownership stake a market value of approximately $99.2 million (Level 1). As that date, the carrying value of Tenaris's ownership stake in Usiminas was approximately $67.6 million.

c)	Techgen, S.A. de C.V. ("Techgen")

Techgen is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1, 2016 and is fully operational, with a power capacity of between 850 and 900 megawatts. As of June 30, 2017, Tenaris held 22% of Techgen's share capital, and its affiliates Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium) held 48% and 30% respectively.

Techgen is a party to transportation capacity agreements for a purchasing capacity of 150,000 MMBtu/Gas per day starting on August 1, 2016 and ending on July 31, 2036, and a party to a contract for the purchase of power generation equipment and other services related to the equipment. As of June 30, 2017, Tenaris's exposure under these agreements amounted to $59.8 million and $5.3 million respectively.

Tenaris issued a corporate guarantee covering 22% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks for an aggregate amount of $760 million which has been used in the construction of the facility. The main covenants under the corporate guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of June 30, 2017, the facility agreement has been fully disbursed and, accordingly, the amount guaranteed by Tenaris was approximately $167.2 million. During the six-month period ended June 30, 2017, Techgen's shareholders made additional investments in Techgen, through subordinated loans, which in the case of Tenaris amounted to $9 million. As of June 30, 2017, the aggregate outstanding principal amount under these loans was $95.2 million.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

13 Net assets of disposal group classified as held for sale

On December 15, 2016, Tenaris entered into an agreement with Nucor Corporation (NC) pursuant to which it has sold to NC the steel electric conduit business in North America, known as Republic Conduit for an amount of $328 million (net of transaction costs). The sale was completed on January 19, 2017, with effect from January 20, 2017. The result of this transaction was an after-tax gain of $89.7 million, calculated as the net proceeds of the sale less the book value of net assets held for sale, the corresponding tax effect and related expenses.
	Six-month period ended June 30,
	2017	2016
Income from discontinued operations	1,848	21,598
After tax gain on the sale of Conduit	89,694	-
Net Income for discontinued operations	91,542	21,598

Details of Conduit sale

Cash received	331,295
Transaction and other costs	(3,663)
Carrying amount of net assets sold	(137,814)
Gain on sale before income tax	189,817
Income tax expense on gain	(100,123)
Gain on sale after income tax	89,694

The financial performances presented are relative to the 19 days of January 2017 and the six month period ended June 30, 2016.

(all amounts in thousands of US dollars, unless otherwise stated)
	2017	2016
Net sales	11,899	116,660
Cost of sales	(7,403)	(65,555)
Gross profit	4,496	51,105
Selling, general and administrative expenses	(2,041)	(16,555)
Other operating income & expenses	(1)	-
Operating income	2,454	34,550
Finance Income (expenses), net	(9)	(6)
Income before income tax	2,445	34,544
Income tax	(597)	(12,946)
Net income	1,848	21,598

The following table shows the current and non-current assets and liabilities of disposal group as at 31, December 2016 and the carrying amounts of assets and liabilities as at the date of sale.

ASSETS	At January 19, 2017		At December 31, 2016
Non-current assets
Property, plant and equipment, net	41,438		41,470
Intangible assets, net	45,894	87,332	45,894	87,364
Current assets
Inventories, net	29,349		29,819
Receivables and prepayments, net	1,157		451
Trade receivables, net	38,620		33,620
Cash and cash equivalents	206	69,332	163	64,053
Total assets of disposal group classified as held for sale		156,664		151,417
LIABILITIES
Non-current liabilities
Deferred tax liabilities	5,294		4,696
Other liabilities	-	5,294	680	5,376
Current liabilities
Current tax liabilities	65		4,100
Other liabilities	2,913		1,668
Trade payables	10,578	13,556	6,950	12,718
Total liabilities of disposal group classified as held for sale		18,850		18,094

Summarized cash flow information is as follows:
	2017	2016
Cash at the beginning	18,820	15,343
Cash at the end	206	22,726
(Decrease) Increase in cash	(18,614)	7,383

Used in (provided by) operating activities	(3,046)	17,728
Provided by (used in) investing activities	32	(345)
Used in financing activities	(15,600)	(10,000)

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

14 Related party transactions

As of June 30, 2017:

▪	San Faustin S.A., a Luxembourg société anonyme ("San Faustin"), owned 713,605,187 shares in the Company, representing 60.45% of the Company's capital and voting rights.

▪
San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg société à responsabilité limitée ("Techint"), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) ("RP STAK") held voting rights in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris's directors and senior management as a group owned 0.10% of the Company's outstanding shares.

Transactions and balances disclosed as with "non-consolidated parties" are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as "Other".

The following transactions were carried out with related parties:

	(all amounts in thousands of U.S. dollars)	Six-month period ended June 30,
		2017	2016
(i)	Transactions	(Unaudited)
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	16,251	9,736
	Sales of goods to other related parties	18,382	11,780
	Sales of services to non-consolidated parties	5,739	4,517
	Sales of services to other related parties	1,648	1,549
		42,020	27,582

	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	106,301	19,007
	Purchases of goods to other related parties	6,801	11,481
	Purchases of services to non-consolidated parties	5,653	4,545
	Purchases of services to other related parties	25,024	28,454
		143,779	63,487

	(all amounts in thousands of U.S. dollars)	At June 30,	At December 31,
		2017	2016
(ii)	Period-end balances	(Unaudited)
	Arising from sales / purchases of goods / services / others
	Receivables from non-consolidated parties	127,277	117,187
	Receivables from other related parties	20,102	13,357
	Payables to non-consolidated parties	(39,811)	(21,314)
	Payables to other related parties	(7,615)	(12,708)
		99,953	96,522

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

15 Category of financial instruments and classification within the fair value hierarchy

Accounting policies for financial instruments have been applied to classify as either: loans and receivables, held-to-maturity, available-for-sale, or fair value through profit and loss. For financial instruments that are measured in the statement of financial position at fair value, IFRS 13 requires a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following tables present the financial instruments by category and levels as of June 30, 2017 and December 31, 2016.

	Carrying Amount	Measurement Categories				At Fair Value
June 30, 2017		Loans & Receivables	Held to Maturity	Available for sale	Assets at fair value through profit and loss	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	271,224	118,375	-	-	152,849	152,849	-	-
Cash at banks	118,375	118,375	-	-	-	-	-	-
Liquidity funds	90,644	-	-	-	90,644	90,644	-	-
Short – term investments	62,205	-	-	-	62,205	62,205	-	-
Other investments Current	1,431,881	-	261,726	-	1,170,155	540,673	629,482	-
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	630,821	-	-	-	630,821	35,162	595,659	-
Non - U.S. Sovereign Bills	25,229	-	-	-	25,229	25,229	-	-
Certificates of Deposits	445,510	-	-	-	445,510	-	445,510	-
Commercial Papers	9,933	-	-	-	9,933	9,933	-	-
Other notes	150,149	-	-	-	150,149	-	150,149	-
Bonds and other fixed Income	800,321	-	261,726	-	538,595	505,511	33,084	-
U.S. government securities	124,416	-	-	-	124,416	124,416	-	-
Non - U.S. government securities	206,668	-	20,940	-	185,728	185,728	-	-
Corporates securities	436,153	-	240,786	-	195,367	195,367	-	-
Structured Notes	10,072	-	-	-	10,072	-	10,072	-
Mortgage and Asset-backed securities	23,012	-	-	-	23,012	-	23,012	-
Others	739	-	-	-	739	-	739	-
Other Investments Non- current	284,738	-	279,232	-	5,506	-	-	5,506
Bonds and other fixed Income	279,232	-	279,232	-	-	-	-	-
Other Investments	5,506	-	-	-	5,506	-	-	5,506
Trade receivables	1,024,453	1,024,453	-	-	-	-	-	-
Receivables C and NC	385,183	187,848	-	-	51,886	-	51,886	-
Foreign exchange derivatives contracts	51,886	-	-	-	51,886	-	51,886	-
Other receivables	187,848	187,848	-	-	-	-	-	-
Other receivables (non-Financial)	145,449	-	-	-	-	-	-	-
Available for sale assets (*)	21,572	-	-	21,572	-	-	-	21,572
Total		1,330,676	540,958	21,572	1,380,396	693,522	681,368	27,078
Liabilities
Borrowings C and NC	852,865	852,865	-	-	-	-	-	-
Trade payables	709,745	709,745	-	-	-	-	-	-
Other liabilities	435,763	-	-	-	6,859	-	6,859	-
Foreign exchange derivatives contracts	6,859	-	-	-	6,859	-	6,859	-
Other liabilities (non-Financial)	428,904	-	-	-	-	-	-	-
Total		1,562,610	-	-	6,859	-	6,859	-

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

15 Category of financial instruments and classification within the fair value hierarchy (Cont.)

	Carrying Amount	Measurement Categories				At Fair Value
December 31, 2016		Loans & Receivables	Held to Maturity	Available for sale	Assets at fair value through profit and loss	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	399,737	92,730	-	-	307,007	307,007	-	-
Cash at banks	92,730	92,730	-	-	-	-	-	-
Liquidity funds	215,807	-	-	-	215,807	215,807	-	-
Short – term investments	91,200	-	-	-	91,200	91,200	-	-
Other investments Current	1,633,142	-	246,031	-	1,387,111	607,866	779,245	-
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	782,029	-	-	-	782,029	76,260	705,769	-
Non - U.S. Sovereign Bills	41,370	-	-	-	41,370	41,370	-	-
Certificates of Deposits	525,068	-	-	-	525,068	-	525,068	-
Commercial Papers	34,890	-	-	-	34,890	34,890	-	-
Other notes	180,701	-	-	-	180,701	-	180,701	-
Bonds and other fixed Income	841,638	-	246,031	-	595,607	522,131	73,476	-
U.S. government securities	216,732	-	-	-	216,732	216,732	-	-
Non - U.S. government securities	88,805	-	32,644	-	56,161	56,161	-	-
Corporates securities	462,625	-	213,387	-	249,238	249,238	-	-
Mortgage and Asset-backed securities	73,476	-	-	-	73,476	-	73,476	-
Fund Investments	9,475	-	-	-	9,475	9,475	-	-
Other Investments Non- current	249,719	-	248,049	-	1,670	-	-	1,670
Bonds and other fixed Income	248,049	-	248,049	-	-	-	-	-
Other Investments	1,670	-	-	-	1,670	-	-	1,670
Trade receivables	954,685	954,685	-	-	-	-	-	-
Receivables C and NC	321,718	176,990	-	-	2,759	-	2,759	-
Foreign exchange derivatives contracts	2,759	-	-	-	2,759	-	2,759	-
Other receivables	176,990	176,990	-	-	-	-	-	-
Other receivables (non-Financial)	141,969	-	-	-	-	-	-	-
Available for sale assets (*)	21,572	-	-	21,572	-	-	-	21,572
Total		1,224,405	494,080	21,572	1,698,547	914,873	782,004	23,242
Liabilities
Borrowings C and NC	840,236	840,236	-	-	-	-	-	-
Trade payables	556,834	556,834	-	-	-	-	-	-
Other liabilities	183,887	-	-	-	42,635	-	42,635	-
Foreign exchange derivatives contracts	42,635	-	-	-	42,635	-	42,635	-
Other liabilities (non-Financial)	141,252	-	-	-	-	-	-	-
Total		1,397,070	-	-	42,635	-	42,635	-

 (*) For further detail regarding Available for sale assets, see Note 16.

There were no transfers between Level 1 and 2 during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company's best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to Available for sale assets related to Tenaris's interest in Venezuelan companies under process of nationalization (see Note 16).

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

15 Category of financial instruments and classification within the fair value hierarchy (Cont.)

Estimation

Financial assets or liabilities classified as assets at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

Some of Tenaris's investments are designated as held to maturity and measured at amortized cost. Tenaris estimates that the fair value of these financial assets is 100.7% of its carrying amount including interests accrued as of June 30, 2017.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value of its main financial liabilities is approximately 99.7% of its carrying amount including interests accrued as of June 30, 2017 and as of December 31, 2016. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

16 Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela's President announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. ("Tavsa") and Matesi Materiales Siderúrgicos S.A ("Matesi"), and Complejo Siderúrgico de Guayana, C.A ("Comsigua"), in which the Company has a non-controlling interest (collectively, the "Venezuelan Companies"). Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda ("Talta"), initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations. For further information, see Note 31 in the Company's audited Consolidated Financial Statements for the year ended December 31, 2016.

Matesi

On January 29, 2016, the tribunal released its award on the arbitration proceeding concerning the nationalization of Matesi. The award upheld Tenaris's and Talta's claim that Venezuela had expropriated their investments in Matesi in violation of Venezuelan law as well as the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $172.8 million, payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment was made by then, post-award interest would apply at the rate of 9% per annum.

On March 14, 2016, Venezuela requested the rectification of the award pursuant to article 49(2) of the ICSID Convention and ICSID Arbitration Rule 49. The tribunal denied Venezuela's request on June 24, 2016, ordering Venezuela to reimburse Tenaris and Talta for their costs. On September 21, 2016, Venezuela submitted a request for annulment of the award as well as the stay of enforcement of the award in accordance with the ICSID Convention and Arbitration Rules. The annulment request was registered on September 29, 2016, and an ad hoc committee to hear Venezuela's request was constituted on December 27, 2016. On March 24, 2017, the ad hoc committee rendered its decision to lift the stay of enforcement of the award. The ad hoc committee has not reserved its right to reopen that decision and no appeal against such decision is provided under ICSID's Arbitration Rules. The final hearing on Venezuela's annulment request is set for November 30 – December 1, 2017, and while there is no deadline within the ad hoc committee must render its decision, it is presently expected that the ad hoc committee will render a decision between March and June 2018.

Tenaris S.A. Consolidated Condensed Interim Financial Statements for the six-month period ended June 30, 2017

16 Nationalization of Venezuelan Subsidiaries (Cont.)

Tavsa and Comsigua

 Concerning the arbitration proceeding relating to the nationalization of Tenaris's shareholdings in Tavsa and Comsigua, on December 12, 2016, the tribunal issued its award upholding Tenaris's and Talta's claim that Venezuela had expropriated their investments in Tavsa and Comsigua in violation of the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $137 million and ordered Venezuela to reimburse Tenaris and Talta $3.3 million in legal fees and ICSID administrative costs. In addition, Venezuela was ordered to pay interest from April 30, 2008 until the day of effective payment at a rate equivalent to LIBOR + 4% per annum, which as of December 31, 2016 amounted to $76 million. On April 11, 2017, Venezuela submitted a request for annulment of the award as well as the stay of enforcement of the award in accordance with the ICSID Convention and Arbitration Rules. Venezuela's annulment request was registered on April 14, 2017. The ad hoc committee that will hear Venezuela's request is yet to be constituted. There is no procedural deadline by which ICSID must constitute the ad hoc committee or issue a decision.

 Edgardo Carlos
Chief Financial Officer

Tenaris S.A. Half-year report 2017-Interim management report

Exhibit – Alternative performance measures

EBITDA, Earnings before interest, tax, depreciation and amortization.

EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.
EBITDA is calculated in the following manner:
EBITDA = Operating results + Depreciation and amortization + Impairment charges/(reversals).
	Three-month period ended June 30,		Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2017	2016	2017	2016

Operating income (loss)	51,490	(61,510)	87,504	(32,200)
Depreciation and amortization	148,848	163,963	311,066	327,118
Depreciation and amortization from discontinued operations	-	(1,366)	-	(2,728)
EBITDA	200,338	101,087	398,570	292,190

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company's leverage, financial strength, flexibility and risks.

Net cash/ debt  is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current)+ Fixed income investments held to maturity – Borrowings (Current and Non-current).

(all amounts in thousands of U.S. dollars)	At June 30,
	2017	2016
Cash and cash equivalents	271,224	394,351
Other current investments	1,431,881	1,879,082
Fixed income investments held to maturity	279,232	329,182
Borrowings – current and non-current	(852,865)	(820,046)
Net cash / (debt)	1,129,472	1,782,569

Tenaris S.A. Half-year report 2017-Interim management report

INVESTOR INFORMATION

Investor Relations Director
Giovanni Sardagna

Luxembourg Office

29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(352) 26 47 89 78 tel
(352) 26 47 89 79 fax

Phones
USA 1 888 300 5432
Argentina (54) 11 4018 2928	General Inquiries
Italy (39) 02 4384 7654	investors@tenaris.com
Mexico (52) 229 989 1100

Stock Information
New York Stock Exchange (TS)	ADS Depositary Bank
Mercato Telematico Azionario (TEN)	Deutsche Bank
Mercado de Valores de Buenos Aires (TS)	CUSIP No. 88031M019
Bolsa Mexicana de Valores, S.A. de C.V. (TS)

Internet
www.tenaris.com